



09045359

FORMATION

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: www.formcap.com

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783

January 21, 2009

SUPPL

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Forest Service Issues Revised Positive Record of Decision for Idaho Cobalt Project". It was officially released on January 21, 2009.

Thanks and best regards,

Rick Honsinger
VP Corporate Communications

Formation Capital Corporation
1730 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229



Formation

Formation Capital Corporation
Suite #1730 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: formcap.com

Forest Service Issues Revised Positive Record of Decision for Idaho Cobalt Project

Vancouver, B.C., January 21, 2009 - Formation Capital Corporation ("Formation", FCO-TSX,) is pleased to announce that its wholly owned subsidiary, Formation Capital Corporation, U.S. (the "Company") is in receipt of a news release issued by the United States Department of Agriculture Salmon Challis National Forest (the "Forest Service") stating a revised Record of Decision has been issued for the Idaho Cobalt Project (the "ICP"), the contents of which are duplicated below.

"Forest Service Issues Record of Decision for Idaho Cobalt Project

Salmon-Challis National Forest Supervisor Bill Wood has approved a Record of Decision (ROD) with stipulations and mitigations to be incorporated into a Plan of Operations for approval for Formation Capital Corporation's (FCC) Idaho Cobalt Project, a proposed cobalt mining project located in the Panther Creek drainage west of Salmon.

"A new ROD has been prepared in response to the Regional Forester's appeal decision. Specifically, this ROD clarifies provisions of the plan of operations to be approved regarding management of sedimentation from initial construction activities and management and treatment of groundwater," stated Bill Wood. The ROD also documents additional efforts to consult with Native American Tribes and compilation of a Watershed Analysis as required by the Forest Plan. While the Environmental Impact Statement thoroughly discussed the potential effects to aquatic and riparian resources, that analysis had not been compiled into a Watershed Analysis report as technically required by the Forest Plan. Finally, this ROD provides a more succinct discussion of the potential effects of mining operations to the characteristics of Inventoried Roadless Areas and the management of these areas under the October 2008 Idaho Roadless Area Management Rule.

This ROD describes the decision to approve a Plan of Operations, the rationale for the decision, and includes a brief description of all alternatives considered in reaching the decision. It also includes a discussion of preferences among alternatives based on relevant factors and how those factors were used in reaching the decision.

The ROD and associated documents are being mailed to interested members of the public on the project's mailing list, and copies will be available at the Salmon-Cobalt Ranger District Office and Forest Supervisors Office in Salmon. In addition, a copy will be available at the public libraries in Salmon and Challis.

The decision is subject to a 45 day administrative period during which time individuals or groups that have established "standing" may appeal the decision. This process is described in the ROD.

For further information please contact Kimberly Nelson, Salmon-Cobalt District Ranger, at 208-756-5247."

The Company has not yet received a copy of the ROD, which is expected forthwith.

Once in production, Formation's Idaho Cobalt Project will provide the United States with high purity super alloy grade cobalt metal required for critical applications such as the construction of jet airplane engines, land based turbines, catalysts for coal and gas to liquid technologies, and batteries used in hybrid and electric cars.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices and believes that environmental stewardship and mining can co-exist. Formation trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green, C.E.O.

For further information please contact:
E.R. (Rick) Honsinger, P.Geo., V.P. Corporate Communications
Formation Capital Corporation, #1730 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229, Investor Relations: Email: inform@formcap.com - Or visit our Web site at: formcap.com

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